SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pintec Technology Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.000125 par value per share

(Title of Class of Securities)

72352G 107**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 72352G 107 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “PT.” Each ADS represents seven Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Xiaomei Peng

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 15,114,283(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 15,114,283(1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,114,283(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.7%

12	Type of Reporting Person IN

(1)           Represents (i) 2,753,506 Class A ordinary shares held by Ms. Peng in the form of 393,358 ADSs, and (ii) 12,360,777 Class B ordinary shares directly held by Rosy Range Global Limited. Rosy Range Global Limited is wholly owned and controlled by Next Wave International Limited. Next Wave International Limited is controlled by Javabean Trust, a trust established under the laws of the British Virgin Islands and managed by Vistra trust (BVI) Limited, as the trustee. Ms. Peng is the settlor of Javabean Trust, and Ms. Peng and her family members are the trust’s beneficiaries. Under the terms of the trust, Ms. Peng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Rosy Range Global Limited.

Item 1(a).	Name of Issuer: Pintec Technology Holdings Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 216, 2/F East Gate, Pacific Century Place, No.A2 Gongti North Road, Chaoyang District, Beijing, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Xiaomei Peng (the “Reporting Person”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Xiaomei Peng
c/o 216, 2/F East Gate, Pacific Century Place
No.A2 Gongti North Road, Chaoyang District
Beijing, People’s Republic of China

Item 2(c)	Citizenship: Xiaomei Peng — People’s Republic of China
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.000125  par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 72352G 107 This CUSIP number applies to the American depositary shares of the Issuer, each representing seven Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Xiaomei Peng	15,114,283	5.7%	19.0%	15,114,283	0	15,114,283	0

As of December 31, 2018, 2,753,506 Class A ordinary shares were held by Ms. Peng in the form of 393,358 ADSs, and 12,360,777 Class B ordinary shares were directly held by Rosy Range Global Limited. Rosy Range Global Limited is wholly owned and controlled by Next Wave International Limited. Next Wave International Limited is controlled by Javabean Trust, a trust established under the laws of the British Virgin Islands and managed by Vistra trust (BVI) Limited, as the trustee. Ms. Peng is the settlor of Javabean Trust, and Ms. Peng and her family members are the trust’s beneficiaries. Under the terms of the trust, Ms. Peng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Rosy Range Global Limited.

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 265,594,453 ordinary shares (being the sum of 213,811,958 Class A ordinary shares and 51,782,495 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018 as a single class. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2018. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019

XIAOMEI PENG

	By:	/s/ Xiaomei Peng
	Name:	Xiaomei Peng